                                  S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 8-11

August 24, 2011

FIRST QUARTER FINANCIAL STATEMENTS TO MARCH 31, 2011 AMENDED AND RE-FILED

SAMEX Mining Corp. ("the Company") has re-filed amended and restated first quarter financial statements for the period ended March 31, 2011 on SEDAR in response to a review by the British Columbia Securities Commission ("the BCSC") relating to the transition to International Financial Reporting Standards ("IFRS").

The BCSC reviewed the Company's interim financial statements to March 31, 2011 (originally filed on SEDAR on June 29, 2011) which were the Company's first interim financial statements reported under IFRS.  The Company adopted IFRS in its financial statements pursuant to the Accounting Standards Board of Canada’s decision to adopt International Financial Reporting Standards for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011.

Pursuant to the BCSC's review and comments concerning IFRS, the Company amended its financial statements to include a statement of changes in equity for the interim period ended March 31, 2010; a reconciliation of shareholder's equity at March 31, 2010, and a reconciliation of comprehensive loss for the year ended December 31, 2010.  The financial statements were also amended and restated in relation to foreign currency translation and in the note to the financial statements concerning "Transition to IFRS" and "Notes to reconciliations".  The management discussion and analysis  ("MD&A") was also amended in conjunction with the revisions made in the financial statements.

Amended and re-stated financial statements and MD&A reflecting the foregoing changes are available for review at www.SEDAR.com.

“Larry McLean”

Vice President - Operations & CFO

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.